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                                                           Exhibit 1

                        [BANK OF OKLAHOMA LETTERHEAD]

Via UPS Overnight Courier

May 1, 1998

Mr. W. Bennett Collett
Chairman and Chief Executive Officer
Florida Gaming Corporation
P.O. Box 3027
Louisville, KY 40201

Re: Modification of Repayment Schedule Agreement

Dear Mr. Collett:

By letter dated December 2, 1997, Bank of Oklahoma, National Association ("BOK") did notify Florida Gaming Corporation ("FGC") of the following defaults on that Secured Note Negotiable Promissory Installment Note of FGC dated September 12, 1996 in the original amount of $6,000,000.00 ("Note") which Note is payable to BOK.

- Default in payment due October 31, 1997 in the amount of $207,533.55 ($166,666.66 of principal and $40,866.89 of interest).

- Default in payment due November 30, 1997 in the amount of $206,095.31 ($166,666.66 of principal and $39,428.65 of interest).

Moreover, by that letter dated December 2, 1997, BOK did demand that FGC make the payments due October 31, 1997 and November 30, 1997 by 5:00 PM CST on January 2, 1998 and did notify FGC that, in the event the payments due
October 31, 1997 and November 30, 1997 were not made by 5:00 PM CST on
January 2, 1998, all amounts then due, owing and outstanding on the Note would be considered accelerated and immediately due and payable and that, in such event, BOK might exercise its various rights to collect the Note which rights included, but were not limited to, legal action to collect on the Note.

Subsequently, FGC had requested that BOK withdraw this particular demand for payment as outlined above. By letter dated December 4, 1998. BOK did agree to withdraw the demand on the condition that FGC make the payments due October 31, 1997 and November 30, 1997 no later than January 6, 1998. In that letter,
BOK reserved the right to exercise any of its rights if such payments were not made.

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Also by letter dated December 2, 1997, BOK notified FGC that, in the event the payments due October 31, 1997 and November 30, 1997 were not made by 5:00 PM CST on December 15, 1997, the unpaid principal amount of the Note would begin to bear interest computed at a variable annual rate equal from day to day to the Applicable Prime Rate as defined in the Note plus five percent ("Five Percent Increment") (the sum referred to as the "Default Interest Rate"). By letter dated December 4, 1997, BOK advised FGC that this part of the December 2, 1997 letter was still in force and effect.

The payment due October 31, 1997 was not made until January 31, 1998 and the payment due November 30, 1997 was not made until March 16, 1998. Therefore, the Default Interest Rate is still in full force and effect. Moreover, the following payments are currently due:

- Payment due January 31, 1998 in the amount of $228,487.66 ($166,666.66 of principal and $61,821.00 of interest at the Default Interest Rate which interest is the sum of $38,924.33 at the Applicable Prime Rate and $22,896.67 at the Five Percent Increment).

- Payment due February 28, 1998 in the amount of $220,692.50 ($166,666.66 of principal and $54,025.84 of interest at the Default Interest Rate which interest is the sum of $34,016.27 at the Applicable Prime Rate and $20,009.57 at the Five Percent Increment).

-  Payment due March 31, 1998 in the amount of $224,675.16 ($166,666.66 of principal and $58,008.50 of interest at the Default Interest Rate which interest is the sum of $36,523.87 at the Applicable Prime Rate and $21,484.63 at the Five Percent Increment).

-  Payment due April 30, 1998 in the amount of $220,868.44 ($166,666.66 of principal and $54,201.78 of interest at the Default Interest Rate which interest is the sum of $34,127.05 at the Applicable Prime Rate and $20,074.73 at the Five Percent Increment).


FGC now requests the following modifications to the repayment schedule contained in the Note and BOK hereby agrees to these modifications, subject to FGC's timely performance thereof.

   Payment of the principal of $166,666.66 due each of January 31, February 28, March 31, April 30, May 31, June 30, July 31 and August 31, 1998 shall be deferred to the earlier of the date of repayment in full of the Note occasioned either by the conditioned release of collateral pursuant to the sale of collateral or the maturity date (stated or accelerated) of the Note.
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-  The portion of the interest due at the Applicable Prime Rate on
   January 31, February 28 and March 31, 1998 ($109,464.47 in total) shall be paid by 5:00 PM CDT on May 6, 1998. The portion of the interest due at the Applicable Prime Rate on April 30, 1998 ($34,127.05) shall be paid by
   5:00 PM CDT on May 15, 1998. In the event that these payments are made in compliance with this modified schedule, interest due from May 1, 1998 forward shall accrue at the Applicable Prime Rate unless further default occurs as defined in any of the loan documents including, but not limited to, the Note and this agreement then, in such situation, interest shall accrue retroactively at the Default Interest Rate. For example, if the payments due May 6 and May 15, May 31 and June 30 are made in compliance with the loan documents but the payment due July 31, 1998 is not timely made, then, interest at the Default Interest Rate shall be charged retroactively from May 1, 1998.

- Payment of the portion of the interest due at the Five Percent Increment on January 31, February 28, March 31 and April 30, 1998 ($84,465.60 in total) shall be deferred to the earlier of the date of repayment in full of the Note occasioned either by the conditioned release of collateral pursuant to the sale of collateral or the maturity date (stated or accelerated) of the Note.

FGC acknowledges and agrees that, notwithstanding any modifications of the repayment schedule of the Note as outlined above, BOK has not waived any of its rights under the loan documents and BOK hereby specifically reserves the right to make demand upon FGC after any default under any of the loan documents and to exercise any of its other rights.

Please indicate your agreement to the terms and conditions of this letter by executing below.

Yours Truly,                           Agreed this 1st day of May, 1998

/s/ Paul D. Mesmer                     Florida Gaming Corporation

Paul D. Mesmer                         /s/ W. Bennett Collett, Chairman and CEO
                                       ----------------------------------------
                                       W. Bennett Collett
                                       Chairman and Chief Executive Officer